SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
         INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULE
   13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO.__)


                             AREMISSOFT CORPORATION
             ------------------------------------------------------
                                (NAME OF ISSUER)


                          COMMON STOCK, $.001 PAR VALUE
                ------------------------------------------------
                         (TITLE OF CLASS AND SECURITIES)


                                    040026106
                -------------------------------------------------
                                 (CUSIP NUMBER)


                                 IRWIN L. JACOBS
                                 2900 IDS CENTER
                             80 SOUTH EIGHTH STREET
                        MINNEAPOLIS, MINNESOTA 55402-2100
                                 (612) 339-9500

                                 WITH A COPY TO:
                                STEPHEN E. JACOBS
                           WEIL, GOTSHAL & MANGES LLP
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
             -------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)


                                  MAY 11, 2001
              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                 (Page 1 of 9)



NY2:\1044155\03\md_b03!.DOC\54578.0042

CUSIP NO. 040026106                                                                                 Page 2 of 9
------------------------------------------------------------------------------------------------------------------

    1.       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
             Irwin L. Jacobs
------------ -----------------------------------------------------------------------------------------------------

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                       (a) [ ]
                                                                                                       (b) [ ]
------------ ----------------------------------------------------------------------------------------- -----------

    3.       SEC USE ONLY
------------ -----------------------------------------------------------------------------------------------------

    4.       SOURCE OF FUNDS*
                        PF
------------ -----------------------------------------------------------------------------------------------------

    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)                                                                             [ ]
------------ -----------------------------------------------------------------------------------------------------

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------ -----------------------------------------------------------------------------------------------------

                                                              7.    SOLE VOTING POWER
                              NUMBER OF                             2,262,700
                               SHARES

                            BENEFICIALLY
                              OWNED BY
                                EACH
                              REPORTING
                               PERSON
                                WITH
                                                          --------- ----------------------------------------------

                                                              8.    SHARED VOTING POWER
                                                                    0
                                                          --------- ----------------------------------------------

                                                              9.    SOLE DISPOSITIVE POWER
                                                                    2,262,700
                                                          --------- ----------------------------------------------

                                                             10.    SHARED DISPOSITIVE POWER
                                                                    0
------------ -------------------------------------------- --------- ----------------------------------------------

   11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        2,262,700
------------ -----------------------------------------------------------------------------------------------------

   12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
             (______)
------------ -----------------------------------------------------------------------------------------------------

   13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                        5.76%
------------ -----------------------------------------------------------------------------------------------------

   14.       TYPE OF REPORTING PERSON                                                                  IN

------------ -----------------------------------------------------------------------------------------------------


ITEM 1.    SECURITY AND ISSUER

           This statement relates to the common stock, $.001 par value (the "Common Stock"), of AremisSoft Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 216 Haddon Avenue, Suite 607, Westmont, New Jersey 08108.

ITEM 2.    IDENTITY AND BACKGROUND

           (a) - (c) Irwin L. Jacobs, the person filing this Schedule 13D (the "Reporting Person"), is the President of Jacobs Management Corporation, a management consulting firm incorporated in Delaware. The Reporting Person is also Chairman of the Board of Genmar Holdings, Inc., a manufacturer of power boats. His business address is 2900 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402-2100.

           (d) - (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           The Reporting Person acquired the options described in Item 6 with available personal funds.

ITEM 4.    PURPOSE OF TRANSACTION

           The Reporting Person has acquired the Common Stock described herein in order to obtain an equity position in the Company. The Reporting Person supports the Company's current management and believes that the Common Stock is presently undervalued .

           The Reporting Person will continually evaluate his position to determine what, if any, actions to take with respect to his ownership position, which may include (i) acquiring additional shares of Common Stock (subject to the availability of Common Stock at prices deemed favorable) from time to time in the open market, in privately negotiated transactions or otherwise or (ii) disposing of the Common Stock in the open market, in privately negotiated transactions or otherwise. It should be noted that the possible activities of the Reporting Person are subject to change at any time. Except as set forth above, the Reporting Person has no present plans or proposals which would result in or relate to any of the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN THE SECURITIES OF THE ISSUER

           (a), (b) As of the date of this statement, the Reporting Person beneficially owns the number of shares of Common Stock set below. The percentage set forth below, represents the percentage of the outstanding shares of Common Stock (based on a total of 39,275,611 shares of Common Stock outstanding as reported in the Company's proxy statement for its Annual Meeting of Stockholders to be held on May 21, 2001) represented by the shares of Common Stock beneficially owned by the Reporting Person.

                                                            PERCENTAGE OF TOTAL
REPORTING PERSON             NUMBER OF SHARES               SHARES OUTSTANDING
----------------             ----------------               ------------------

Irwin L. Jacobs            2,262,700 (indirect) (1)                5.76%


--------------------
(1) These shares are subject to purchase through "pair basket" options with Credit Suisse. Mr. Jacobs has the right to acquire these shares within 60 days through settlement of his option on the shares.

           (c) The Reporting Person has effected the following acquisitions of Common Stock in the past 60 days through a pair basket option account with Credit Suisse:

     TRANSACTION                     DATE               NUMBER OF SHARES           PRICE PER SHARE (1)
     -----------                     ----               ----------------           -------------------
Pair Basket Option (2)              4/26/01                  15,100                    $15.7744
Pair Basket Option (2)              4/27/01                  91,700                    $15.9797
Pair Basket Option (2)              4/30/01                 225,509                    $17.4418
Pair Basket Option (2)              5/01/01                 267,691                    $16.7448
Pair Basket Option (2)              5/02/01                 150,000                    $16.5943
Pair Basket Option (2)              5/03/01                 169,980                    $15.1732
Pair Basket Option (2)              5/04/01                  80,020                    $15.6081
Pair Basket Option (2)              5/08/01                 541,732                    $16.2289
Pair Basket Option (2)              5/09/01                 138,500                    $16.5646
Pair Basket Option (2)              5/10/01                 269,768                    $17.1069
Pair Basket Option (2)               5/1101                 110,100                    $18.7105
Pair Basket Option (2)              5/14/01                 202,600                    $18.4004


--------------

(1) In the case of an option, this represents the exercise price per share of the option.

(2) The Reporting Person acquired the option to purchase the number of shares indicated at the price per share indicated. The Reporting Person paid to Credit Suisse a premium in the amount of 12% of the exercise price. The term of each option is approximately 53 weeks from the purchase of the option.

           (d), (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

           Except as set forth in Item 3 above, and in the Exhibits to this
Schedule 13D, Mr. Jacobs has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

1. Letter Agreement with Credit Suisse (f/k/a Donaldson, Lufkin & Jenrette) regarding terms of options.


                          [SIGNATURE ON FOLLOWING PAGE]

                                    SIGNATURE

           After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: May 14, 2001

                                                  /s/ Irwin L. Jacobs
                                                  ---------------------------
                                                  Irwin L. Jacobs